Place Technology
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Place Technology is raising money from new investors. Want to learn more before the round closes? View the terms on Wefunder.

Legal disclosure: https://bit.ly/32Aaay4


place
See the terms on WEFUNDER
High Performer
SPRING
2021
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Invest in Place Technology on Wefunder
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